   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 20, 1994.

                                                       REGISTRATION NO. 33-51601
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                AMENDMENT NO. 1
                                       TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                            ------------------------
                        ROCHESTER TELEPHONE CORPORATION
             (Exact name of Registrant as specified in its charter)

         NEW YORK                 16-0613330
      (STATE OR OTHER          (I.R.S. EMPLOYER
      JURISDICTION OF           IDENTIFICATION
     INCORPORATION OR               NUMBER)
       ORGANIZATION)

                            ------------------------

                              ROCHESTER TEL CENTER
                            180 SOUTH CLINTON AVENUE
                         ROCHESTER, NEW YORK 14646-0700
                                 (716) 777-1000
         (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
            AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                         ------------------------------
                           JOSEPHINE S. TRUBEK, ESQ.
                              CORPORATE SECRETARY
                        ROCHESTER TELEPHONE CORPORATION
                              ROCHESTER TEL CENTER
                            180 SOUTH CLINTON AVENUE
                         ROCHESTER, NEW YORK 14646-0700
                                 (716) 777-6713
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                         ------------------------------
                                   COPIES TO:

       VINCENT PAGANO, JR., ESQ.                  PETER H. DARROW, ESQ.
      SIMPSON THACHER & BARTLETT           CLEARY, GOTTLIEB, STEEN & HAMILTON
         425 LEXINGTON AVENUE                       ONE LIBERTY PLAZA
     NEW YORK, NEW YORK 10017-3909              NEW YORK, NEW YORK 10006
            (212) 455-2000                           (212) 225-2000

                            ------------------------
        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  As soon as practicable after this Registration Statement becomes effective.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /


    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /

                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE. PURSUANT TO RULE 429 UNDER THE SECURITIES ACT OF 1933, THE PROSPECTUS INCLUDED IN THIS REGISTRATION STATEMENT IS A COMBINED PROSPECTUS AND ALSO RELATES TO REGISTRATION STATEMENT NO. 33-40824 PREVIOUSLY FILED BY THE COMPANY AND DECLARED EFFECTIVE ON JUNE 27, 1991. THIS REGISTRATION STATEMENT CONSTITUTES POST-EFFECTIVE AMENDMENT NO. 1 TO REGISTRATION STATEMENT NO. 33-40824 AND SHALL BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(C) OF THE SECURITIES ACT OF 1933.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                             SUBJECT TO COMPLETION
                                JANUARY 20, 1994

PROSPECTUS

5,000,000 SHARES

ROCHESTER TELEPHONE CORPORATION

COMMON STOCK
($1.00 PAR VALUE)


Of the 5,000,000 shares of Common Stock of Rochester Telephone Corporation (the "Company"), $1.00 par value per share (the "Common Stock"), offered hereby (the "Offering"), 2,885,000 Shares are being sold by the Selling Stockholder and 2,115,000 Shares are being issued and sold by the Company. None of the proceeds of the sale of Shares by the Selling Stockholder will be received by the Company. See "Selling Stockholder."



The Common Stock is listed on the New York Stock Exchange under the trading symbol "RTC." On January 19, 1994, the last reported sale price of the Common Stock as reported on the New York Stock Exchange was $42.375. See "Price Range of Common Stock and Dividends."


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                                                               PROCEEDS TO
                                   PRICE TO            UNDERWRITING        PROCEEDS TO         SELLING
                                   PUBLIC              DISCOUNT            COMPANY (1)(2)      STOCKHOLDER
Per Share........................  $                   $                   $                   $
Total............................  $                   $                   $                   $
- -----------------------------------------------------------------------------------------------------------

(1) Before deducting expenses payable by the Company estimated at $371,000.
(2) The Company has granted the Underwriters a 30-day option to purchase up to 750,000 additional shares of Common Stock at the Price to Public, less the Underwriting Discount, solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting
    Discount  and Proceeds to  Company will be $        , $        and $       ,
    respectively. See "Underwriting."


The Shares are offered subject to receipt and acceptance by the Underwriters, to prior sale and to the right of the Underwriters to reject any order in whole or in part and to withdraw, cancel or modify the offer without notice. It is expected that delivery of the Shares will be made at the office of Salomon Brothers Inc, Seven World Trade Center, New York, New York, or through the
facilities of The Depository Trust Company, on or about        , 1994.


SALOMON BROTHERS INC

                 LEHMAN BROTHERS

                                                      SMITH BARNEY SHEARSON INC.


The date of this Prospectus is          , 1994.

           Two maps showing the location of the telephone properties, cellular interests and long distance network of the Company.


IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE SHARES OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and in accordance therewith files reports, proxy or information statements and other information with the
Securities and Exchange Commission (the "Commission"). The Registration Statement of which this Prospectus forms a part, as well as reports, proxy statements and other information filed by the Company, may be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices at Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, New York, New York 10048. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Reports and other information concerning the Company can also be inspected at the office of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

    The Company has filed with the Commission a registration statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act of 1933 (the "Securities Act") with respect to the Common Stock being offered pursuant to this Prospectus. This Prospectus does not contain all information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. The Registration Statement may be inspected and copied at the public reference facilities maintained by the Commission at the addresses set forth in the preceding paragraph. Statements contained herein concerning the provisions of any documents are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

    The following documents, which have been filed with the Commission, are hereby incorporated by reference:

        1. Annual Report on Form 10-K of the Company for the fiscal year ended December 31, 1992 and Amendment No. 1 thereto on Form 10-K/A;

        2. Quarterly Reports on Form 10-Q of the Company for the fiscal quarters ended March 31, 1993 (as amended), June 30, 1993 and September 30, 1993; and


        3. Current Reports on Form 8-K, filed by the Company with the Commission on February 3, 1993, March 19, 1993, July 9, 1993 and January 20, 1994.


    All documents filed by the Company after the date of this Prospectus pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act, prior to the completion of the Offering being made hereby, shall be deemed to be incorporated herein by reference and to be a part hereof from the date of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statements as modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon written or oral request of such person, a copy of any or all of the documents referred to above which have been or may be incorporated by reference in this Prospectus (other than certain exhibits to such documents). Requests for such documents may be made by writing Kristen H. Jenks, Corporate Manager-Investor Relations, Rochester Telephone Corporation, Rochester Tel Center, 180 South Clinton Avenue, Rochester, New York 14646.

                               PROSPECTUS SUMMARY

    THIS SUMMARY DOES NOT PURPORT TO BE COMPLETE AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE DETAILED INFORMATION APPEARING ELSEWHERE IN THIS PROSPECTUS. TERMS NOT DEFINED IN THIS SUMMARY ARE DEFINED ELSEWHERE HEREIN. UNLESS OTHERWISE INDICATED, INFORMATION IN THIS PROSPECTUS RELATING TO SHARE DATA ASSUMES NO EXERCISE OF THE OVER-ALLOTMENT OPTION GRANTED TO THE UNDERWRITERS.

                                  THE COMPANY


    Rochester Telephone Corporation (the "Company") is a major U.S. diversified telecommunications company and the largest independent telephone company in New York State. The Company's principal lines of business are regulated local telephone operations ("Telephone Operations") and long distance, wireless and other telecommunication services ("Telecommunication Services"). In addition to the local exchange carrier in Rochester (the "Rochester Operating Company"), Telephone Operations consists of 36 other local exchange companies, which together with the Rochester Operating Company serve, as of December 31, 1993, approximately 931,650 access lines in 14 states.



    In 1988, the Company accelerated its strategy to diversify telephone operations outside of New York State. Since that time, the Company has acquired 29 local telephone companies. Through effective marketing and operating efficiencies, regional telephone operations have become a significant contributor to profitability. The Company made the strategic decision in 1984 to enter the long distance business, which it was free to enter because the Company is not a Regional Bell Operating Company ("RBOC") and is not subject to the same restrictions imposed upon an RBOC. In 1985, the Company entered the wireless communications business. The Company now provides long distance voice, video and data communications services in New York State, New England and the Mid-Atlantic and Midwest regions, wireless communications serving a population of approximately 4.3 million in five states, and designs, installs and maintains integrated business communications systems, primarily in New York State.



    The Company had total assets of approximately $1.5 billion at December 31, 1993. The Company's revenues grew from approximately $515 million for the year ended December 31, 1988 to approximately $906 million for the year ended December 31, 1993.


                              COMPETITIVE STRATEGY

    The Company's strategy is to be the leading provider of integrated telecommunication products and services to its customers, combining significant capabilities in local telephone, long distance and wireless communications. As a local service provider, the Company has a direct link to its customer base and therefore an opportunity to market a broad array of telecommunications products to its customers. The Company has upgraded its networks and information systems, expanded its long distance business and increased its presence and investment in the wireless communications business. The Company intends to pursue continued growth through expansion of its existing business, development of value-added products and selected acquisitions.


    TELEPHONE OPERATIONS. Since the beginning of 1988, the Company has invested over $560 million in upgrading its Telephone Operations business and over $480 million for the acquisition of independent telephone companies. Over this period, the Company substantially digitized its switching networks. As a result, the Company has developed an over 99 percent digital network in Rochester, making it one of the largest digital cities in the United States. In its other operating regions, the Company has on average over 91 percent digital capability. In addition, the Company has been able to achieve substantial cost reductions through elimination of duplicative services and procedures and consolidation of administrative functions, reducing the number of employees per ten thousand access lines by over 20 percent since 1988 to 37 as of December 31, 1993.



    The Company is pursuing alternatives to provide broadband services to its customers. To date, the Company has installed over 10,000 miles of fiber optic cable in the Rochester area to provide its business customers with enhanced capacity and product capability. With respect to residential customers, the Company is conducting marketing trials and testing new technologies as exemplified by a true video on demand service utilizing a hybrid fiber-optic/coaxial cable network, expected to be marketed to selected customers in its Rochester service area during the second quarter of 1994.


    TELECOMMUNICATION SERVICES. Telecommunication Services is comprised primarily of RCI Long Distance, a regional interexchange carrier, and the Company's affiliated long distance businesses ("RCI"), and the Company's wireless communications operations ("Cellular Operations"). Since 1984, the Company has expanded its long distance coverage area and product offerings, both internally and through acquisitions. Today, RCI provides services through its owned and leased digital transmission system, primarily to small-and medium-sized businesses and residential customers in New York, New England and the Mid-Atlantic and Midwest regions. RCI's business is expected to grow through integration of long distance service with local exchange customers, additional product offerings and geographic expansion.



    Cellular Operations provides cellular and paging services in western New York and, upon implementation of a proposed 50/50 joint venture (the "Supersystem") with NYNEX Mobile Communications Company ("NYNEX") in early 1994, will manage cellular systems in New York State serving a population of approximately 4.3 million. The Supersystem will allow the Company to provide a broad range of products to an enlarged service area through existing facilities with a minimal incremental investment. The Company has additional nonmanaged cellular interests in New York State and four other states serving a population of approximately 2.1 million, and is a founding member of MobiLink, the nationwide cellular consortium.


    The Company is regulated by the New York State Public Service Commission (the "NYSPSC"). In February 1993, the Company filed a petition for reorganization with the NYSPSC to establish two new companies: a competitive retail full-service telecommunications company, and a regulated wholesale network company which would provide access to the Rochester network to all telecommunications providers (the "Open Market Plan"). A holding company would be the parent corporation of the two new companies. The Company considers this unique operating structure to be a natural outgrowth of its current operations, but cannot predict whether or when it will be approved by the NYSPSC and, if so, in what form.

                                  THE OFFERING

Common Stock being offered by the Company............  2,115,000 shares
Common Stock being offered by C FON Corporation (the   2,885,000 shares
  "Selling Stockholder").............................
Shares of Common Stock to be outstanding after the     36,083,119 shares (1)
  Offering...........................................
Use of proceeds to the Company.......................  For general corporate purposes, principally for the expansion of the
                                                       Company's businesses. See "Use of
                                                       Proceeds".
New York Stock Exchange Symbol.......................  RTC

- ------------------------
(1) Excludes 171,360 shares issuable pursuant to director and executive stock option plans (of which options to purchase 14,806 shares are presently exercisable) and up to 84,375 shares which may be issued as final payment for an acquisition.

                      SUMMARY FINANCIAL AND OPERATING DATA


    Set forth below are selected consolidated financial data of the Company for each of the five years for the period ended December 31, 1993, derived from financial statements of the Company which were audited by Price Waterhouse, independent auditors. The selected financial data for each of the five years for the period ended December 31, 1993 should be read in conjunction with the more detailed financial information incorporated in this Prospectus by reference.


                                                                 FOR THE YEAR ENDED DECEMBER 31,
                                                    ----------------------------------------------------------
                                                       1993        1992        1991        1990        1989
                                                    ----------  ----------  ----------  ----------  ----------
                                                             (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
FINANCIAL DATA:
TELEPHONE OPERATIONS:
  Total Revenues..................................    $593,871    $567,272    $497,597    $417,520    $386,146
  Operating Income................................     164,271     152,032     131,741     109,703     104,240
  Depreciation....................................      99,995     100,692      86,467      72,588      60,538
  Construction Expenditures.......................      86,479     114,906      98,927      93,816      94,920
TELECOMMUNICATION SERVICES:
  Network Systems and Services Sales..............     288,783     217,144     208,236     189,078     195,814
  Wireless Communications Sales...................      29,586      21,113      17,038      13,048      12,039
  Eliminations....................................      (5,790)     (1,480)     (9,312)     (6,652)     (3,654)
                                                    ----------  ----------  ----------  ----------  ----------
    Total Sales-Telecommunication Services........     312,579     236,777     215,962     195,474     204,199
  Operating Income-Network Systems and Services...      27,344      18,918      13,153       7,551       9,276
  Operating Income-Wireless Communications........       3,256       4,110       3,412       2,000       1,885
  Eliminations....................................          74          74          62          75          76
                                                    ----------  ----------  ----------  ----------  ----------
    Operating Income-Telecommunication Services...      30,674      23,102      16,627       9,626      11,237
  Depreciation....................................      14,816      13,335      12,081       8,584       8,239
  Construction Expenditures.......................      15,677       8,941       9,657      15,403      17,078
CONSOLIDATED:
  Net Revenues and Sales..........................     906,450     804,049     713,559     612,994     590,345
  Operating Income................................     194,945     175,134     148,368     119,329     115,478
  Income from Continuing Operations...............      82,720      70,503      75,289      51,935      57,386
  Consolidated Net Income.........................      82,720      69,431      79,046      51,935      83,944
  Earnings per Common Share Primary:
  Earnings before Extraordinary Items.............       $2.42       $2.08       $2.31       $1.71       $1.94
  Earnings per Common Share-Primary...............        2.42        2.05        2.43        1.71        2.86
  Dividends Declared per Common Share.............        1.59        1.55        1.51        1.47        1.43

                                                                         AT DECEMBER 31,
                                                    ----------------------------------------------------------
                                                       1993        1992        1991        1990        1989
                                                    ----------  ----------  ----------  ----------  ----------
                                                                      (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA:
  Total Assets....................................  $1,510,201  $1,513,897  $1,496,737  $1,198,858  $1,122,147
  Long-term Debt..................................     492,555     525,597     591,232     363,020     354,302
  Share Owners' Equity............................     675,099     621,594     604,431     487,491     455,391
OPERATING DATA:
  Access Lines - Business.........................     262,138     238,643     226,668     181,877     167,584
  Access Lines - Residential......................     669,512     657,758     641,236     506,812     477,411
                                                    ----------  ----------  ----------  ----------  ----------
    Access Lines - Total..........................     931,650     896,401     867,904     688,689     644,995
  Average Daily Carrier Access Minutes of Use (in
   thousands).....................................       9,615       8,907       7,515       5,848       5,269
  Telephone Employees.............................       3,444       3,885       3,915       3,251       3,020
  Telephone Employees per 10,000 Access Lines.....          37          43          45          47          47
  Net Cellular POPs (1)...........................   1,650,518   1,459,229   1,422,477   2,113,904   1,716,736
  Long Distance Billable Minutes (in
   thousands)(2)..................................   1,756,401   1,152,358     848,744     774,296     688,322

- ------------------------------
(1) "Net Cellular POPs" means the population of a licensed cellular market based on population estimates for such market, multiplied by the Company's percentage ownership interest in the cellular licensee operating in such market as of the date specified.
(2) Includes Long Distance North after 1991.

                                USE OF PROCEEDS


    At an assumed public offering price of $42.375 per share, the net proceeds to the Company from the sale of the Shares in the Offering are estimated to be approximately $86.7 million ($117.5 million if the Underwriters' over-allotment option is exercised in full). The Company will use the net proceeds of the Offering for general corporate purposes, principally for the expansion of the Company's businesses through internal growth, acquisitions, or a combination thereof. The proceeds of the Offering may also be used to reduce indebtedness. The Offering of the Shares by the Company has been approved by the NYSPSC, subject to certain conditions, including the condition that the Company must apply for NYSPSC approval before using any of the proceeds of the Offering for a particular purpose. The Company cannot predict whether and on what terms the approval for any particular use of proceeds will be obtained.


    None of the proceeds of the sale of Shares by the Selling Stockholder will be received by the Company.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY


    The Common Stock is listed and traded on the New York Stock Exchange (the "NYSE") under the symbol "RTC". The number of holders of record of Common Stock at December 31, 1993 was 20,759. In November 1993, the Board of Directors of the Company announced an increase in the quarterly dividend to be paid on the Common Stock to $.405 per share, payable on February 1, 1994 to holders of record on January 14, 1994. The future payment of dividends is subject to the discretion of the Board of Directors and dependent upon the Company's results of operations, financial condition, cash requirements and other relevant factors.


    The following table sets forth the high and low sale prices for the Common Stock for the calendar quarters indicated as reported by the NYSE Composite Tape, and the dividends declared per share on the Common Stock during each such period.

                                                                                                         QUARTERLY
                                                                                       PRICE RANGE       DIVIDENDS
                                                                                   --------------------   DECLARED
                                                                                     HIGH        LOW     PER SHARE
                                                                                   ---------  ---------  ----------
1994:
First Quarter (through January 19, 1994).........................................  $   44.88  $   40.50   $  --
1993:
Fourth Quarter...................................................................       50.25      43.38     .405
Third Quarter....................................................................       48.75      41.00     .395
Second Quarter...................................................................       43.50      36.50     .395
First Quarter....................................................................       38.88      34.63     .395
1992:
Fourth Quarter...................................................................       35.75      30.63     .395
Third Quarter....................................................................       32.88      30.25     .385
Second Quarter...................................................................       33.75      29.13     .385
First Quarter....................................................................       34.00      30.13     .385
1991:
Fourth Quarter...................................................................       34.00      29.75     .385
Third Quarter....................................................................       31.38      28.25     .375
Second Quarter...................................................................       31.50      29.00     .375
First Quarter....................................................................       30.38      26.00     .375

    The last reported sale price of the Common Stock on the NYSE as of a recent date is set forth on the cover page of this Prospectus.

    On November 15, 1993, the Board of Directors of the Company approved a 2-for-1 split of the Company's Common Stock effective upon approval by regulatory agencies, including the NYSPSC. The record and distribution dates for the split, which will be effected in the form of a 100 percent stock dividend, will be established after such regulatory approvals have been obtained, which will not occur until after the completion of the Offering.

                                 CAPITALIZATION


    The following table sets forth the capitalization of the Company as of December 31, 1993 and as adjusted to give effect to the issuance and sale of 2,115,000 shares of Common Stock offered by the Company hereby and the application of the net proceeds therefrom.


                                                                                         ACTUAL       AS ADJUSTED
                                                                                      -------------  -------------
                                                                                             (IN THOUSANDS)
Long-Term Debt......................................................................  $     492,555  $
Share Owners' Equity:
  Common stock......................................................................         34,025
  Capital in excess of par value....................................................        201,591
  Retained earnings.................................................................        418,889
                                                                                      -------------  -------------
                                                                                            654,505
Less-Treasury stock, at cost........................................................          2,191
                                                                                      -------------  -------------
Common Share Owners' Equity.........................................................        652,314
Preferred stock.....................................................................         22,785
                                                                                      -------------  -------------
    Total Share Owners' Equity......................................................        675,099
                                                                                      -------------  -------------
      Total capitalization..........................................................  $   1,167,654  $
                                                                                      -------------  -------------
                                                                                      -------------  -------------

                               FINANCIAL OVERVIEW


CONSOLIDATED OPERATIONS


    Historically, the Company's Telephone Operations have provided a majority of the Company's overall revenues and income. Telephone Operations provided 66 percent of total revenues and 84 percent of operating income for the year ended December 31, 1993. Telephone Operations revenues are derived from local service and toll access fees, directory advertising, billing services and other services such as sales of telephone equipment and voice mail. An increasing percentage of the Company's revenues and income is being generated by its Telecommunication Services businesses. Telecommunication Services' revenues include long distance revenues based on billable minutes of long distance usage, and wireless access and usage charges. Operating income for these deregulated businesses has grown to 16 percent of the Company's total operating income in 1993, compared with 8 percent five years ago.


    The Company's Telephone Operations expenses are primarily related to the development and maintenance of its local exchange networks. Additional Telephone Operations expenses include costs associated with customer service and billing. The Company's principal Telecommunication Services expenses are related to the leasing of transmission facilities and the payment of local access charges for its long distance business; and charges for interconnection of cellular and paging operations with wireless telephone companies, costs of cellular telephones and paging units sold and other wireless network-related expenses.


    Revenues and expenses derived from the Company's majority-owned cellular operations are currently, and will continue to be, reflected in the Company's consolidated financial statements. The Company's minority interests are accounted for using the equity method, as will be the proposed 50/50 cellular joint venture with NYNEX. The Company will recognize its proportional share of the net income (loss) of the cellular operations following commencement of the proposed joint venture with NYNEX in the line item entitled "Equity in net income (loss) of unconsolidated partnerships and corporations."



    Consolidated revenues and sales were $906 million in 1993, a $102 million, or 12.7 percent, increase over 1992. This followed a 12.7 percent, or $90.5 million, increase in 1992 over 1991. Of the $102 million increase in 1993, $15 million related to additional revenues associated with 1993 purchase acquisitions. Of the $90.5 million increase in 1992, $56.7 million was related to additional revenues associated with 1991 purchase acquisitions (see Note 2 to the consolidated financial statements incorporated herein by reference to the Company's Current Report on Form 8-K dated January 20, 1994 for further details about the purchase acquisitions). Excluding the impact of these acquisitions, revenues and sales rose 10.9 percent in 1993 and 5.2 percent in 1992.


    Consolidated costs and expenses were $711.5 million, $628.9 million and $565.2 million in 1993, 1992 and 1991, respectively, reflecting 13.1 percent and
11.3 percent increases in 1993 and 1992, respectively. Purchase acquisitions accounted for $16.9 million of the increase in 1993 and $43.7 million in 1992. Consolidated costs and expenses, excluding the impact of purchase acquisitions, increased 10.4 percent in 1993 and 3.9 percent in 1992. As a result of the Company's continuing focus on cost controls and operating synergies, consolidated operating margins improved steadily over the past three years, from
20.8 percent in 1991, to 21.8 percent in 1992 and 21.9 percent in 1993 (after excluding the impact of the software writeoff described in "Telephone Operations", below).


    The Company has elected to adopt Financial Accounting Standards Board Statement No. 106, "Employers' Accounting for Post-retirement Benefits Other Than Pensions" ("FAS 106"), using the delayed recognition of the transition obligation method and will amortize this cost over a period of 20 years. The adoption of this new standard resulted in approximately $11.9 million in additional operating expenses in the year ended December 31, 1993. However, a substantial portion of the increase was offset by a change in accounting for pensions required for rate making purposes at the Rochester Operating Company. The net impact of both accounting changes resulted in additional operating expenses of $3.8 million for the year.

    The financial results for the three years include the impact of five extraordinary and unusual items:


                                                                                   1993       1992       1991
                                                                                 ---------  ---------  ---------
                                                                                    (IN THOUSANDS OF DOLLARS,
                                                                                    EXCEPT PER SHARE AMOUNTS)
Income, as stated..............................................................  $  82,720  $  69,431  $  79,046
Adjustments, net of taxes
1.Tax law change...............................................................        400     --         --
2.Software write-off...........................................................      2,145     --         --
3.Gain on sale of assets.......................................................     (3,293)    --         --
4.Early retirement of debt.....................................................     --          1,072     --
5.Cellular gain................................................................     --         --        (19,500)
                                                                                 ---------  ---------  ---------
Income, after adjustment.......................................................  $  81,972  $  70,503  $  59,546
                                                                                 ---------  ---------  ---------
                                                                                 ---------  ---------  ---------
Earnings per share, as stated..................................................  $    2.42  $    2.05  $    2.43
Adjustments
1.Tax law change...............................................................        .06     --         --
2.Software write-off...........................................................        .06     --         --
3.Gain on sale of assets.......................................................       (.10)    --         --
4.Early retirement of debt.....................................................     --            .03     --
5.Cellular gain................................................................     --         --           (.61)
                                                                                 ---------  ---------  ---------
Earnings per share, after adjustments..........................................  $    2.39  $    2.08  $    1.82
                                                                                 ---------  ---------  ---------
                                                                                 ---------  ---------  ---------


TELEPHONE OPERATIONS



    Telephone Operations revenues increased 4.7 percent in 1993 and 14.0 percent in 1992. Excluding purchase acquisitions, revenue increased 4.2 percent in 1992. Revenue growth was partly driven by increases in access lines of 3.9 percent in 1993 and 3.3 percent in 1992. Growth in long distance usage also contributed substantially to revenue growth, with minutes of use increasing by 7.7 percent in 1993 and 18.8 percent in 1992. In general, long distance access rates per minute of use declined slightly to address the telephone operating companies' need to be competitive in this market sector and are expected to decline further in 1994.


    Local service revenue increased due to rate increases received in 1993 and 1992 at a selected number of non-New York State telephone companies, offset in part by reduced revenue at the Rochester Operating Company in 1993. Increased market penetration of enhanced services such as custom calling features and advanced number identification products like Caller ID also contributed to revenue growth in 1993 and 1992.


    Costs and expenses for Telephone Operations rose $14.4 million in 1993 and $49.4 million in 1992. In 1992, $35.4 million of the increase was related to incremental costs and expenses associated with the telephone companies acquired in 1991. Adjusting for these acquisition-related expenses, total costs and expenses increased 3.8 percent in 1992. The primary reasons for expense increases in 1993 were: the $3.3 million write-off of deferred software expenses at the Rochester Operating Company; an increase in wages and benefits due to the addition of employees in key functional areas; increase in severance and other expenses associated with streamlining operations to arrive at a reduced cost structure; and increase in right-to-use fees associated with network software upgrades. In 1992, expenses increased due to higher depreciation expenses and amortization of costs associated with the March 1991 ice storm in Rochester, New York.


    Operating margins for Telephone Operations were 27.7 percent in 1993, 26.8 percent in 1992 and 26.5 percent in 1991. Excluding the write-off of the deferred software expense, the operating margin in

1993 was 28.2 percent. The composite depreciation rate for Telephone Operations was 6.2 percent in 1993, compared with 6.4 percent in 1992 and 6.3 percent in 1991. The Company continues to pursue alignment of depreciation rates with the economic lives of depreciable property.



TELECOMMUNICATION SERVICES


    Telecommunication Services sales increased $75.8 million, or 32 percent, in 1993 and $20.8 million, or 9.6 percent, in 1992. Excluding the impact of purchase acquisitions, sales rose 25.7 percent, or $60.9 million, and 7.6 percent, or $15.1 million, in 1993 and 1992, respectively. The increases in both years resulted primarily from the growth in Network Systems and Services, where sales in the long distance business were $262.5 million in 1993 and $187.3 million in 1992 due to increased usage and market penetration, price increases and new products. Sales from wireless services increased $8.5 million in 1993 and $4.1 million in 1992 and continue to improve as a result of the Company's acquisition of the Utica-Rome partnership in 1993, price increases and a growing customer base.


    Costs and expenses in 1993 for Telecommunication Services amounted to $281.9 million, increasing $68.2 million, or 31.9 percent, over 1992. Adjusting for the impact of the 1993 acquisitions, expenses increased by $51.3 million, or 24.0 percent, primarily due to the increased volume of long distance traffic carried by the Company and the associated costs to originate and terminate the traffic on local telephone company facilities.


    The increase in expenses in 1992 over 1991 was $14.3 million, or 7.2 percent. Normalizing for the impact of the 1991 acquisitions, costs and expenses rose 4.5 percent, driven primarily by access costs. These results, which compare favorably to the increases in sales, produced operating margins for the three-year period of 9.8 percent, 9.8 percent and 7.7 percent in 1993, 1992 and 1991, respectively. This positive trend was achieved through operating synergies, new product offerings and a growing customer base.


INTEREST EXPENSE


    Interest expense decreased $3.5 million, or 7 percent, in 1993 as a result of both lower debt levels and interest rates relative to 1992. During 1993, the Company recalled $115.4 million of debt. In 1992, interest expense increased $5.5 million, or 12.2 percent, primarily due to the issuance of new debt in 1991 which was used to finance acquisitions. The average cost of debt was 8.3 percent, 8.6 percent and 8.6 percent, in 1993, 1992 and 1991, respectively.

GAIN ON SALE OF ASSETS


    In 1993, the company recognized gains on sales of S&A Telephone Company and a portion of the company's minority investment in a Canadian long distance company. In 1991, the gain represents the ordinary gain on sale of cellular interests as part of the purchase of the Vista Minnesota properties from Centel.

OTHER INCOME (EXPENSE), NET


    In 1993, net other expense increased $6.9 million, or 47.9 percent, over 1992. This increase is primarily the result of additional administrative expense associated with the reorganization petition filed with the NYSPSC, refinancing expenses and acquisition expenses.


    In 1992, the net change was an increase in expense of $3.8 million over 1991, primarily due to lower equity earnings in cellular partnerships and increased goodwill amortization relating to purchase acquisitions.



LIQUIDITY AND CAPITAL RESOURCES


    One of the most important items in evaluating management's success is its use of the Company's capital resources. While increasing net income is an important component of the process, management believes that the primary source of value over the long term is cash generation over and above investment requirements. The Company's liquidity is a function of its internal generation of funds and access to securities markets, as well as its construction program and debt service requirements.



    The Company's primary source of funds is its net cash provided by operating activities, which increased $12.2 million in 1993 and $52.9 million in 1992. The increase in both years is attributable to increases in net income, after excluding the 1991 cellular gains and depreciation and amortization; and in 1992, an increase of $26.5 million in accounts payable which is directly related to the timing of purchases associated with the Company's construction program. In addition to funds from operations, the Company accesses the securities markets to fund the expansion of its business. The Company recently filed a debt shelf registration for up to $100 million of debt securities, none of which has been utilized at this time. The Company has funded acquisitions primarily with newly issued stock.



    The Company uses funds for its construction expenditures, acquisitions and debt service requirements. Net cash used in investing activities decreased $12.4 million in 1993 and $148.8 million in 1992. The decline in 1993 was caused by a reduction in construction expenditures offset in part by an increase in purchase acquisitions. The decline in 1992 was due primarily to a $164.6 million decrease in purchase acquisitions, offset in part by an increase of $15.3 million in construction expenditures.The funding requirements associated with the telephone acquisitions and network modernization programs have stabilized. Total gross expenditures for property, plant and equipment in 1994 are anticipated to be $58.3 million for Telephone Operations and $15.4 million for Telecommunication Services.


    The net cash used in financing activities increased $87.3 million in 1993 and $199.1 million in 1992. The changes in both years are attributable to repayment/retirement of long term debt and the issuance of $239 million of long term debt in 1991 associated with the Company's acquisition program. At December 31, 1993, aggregate debt maturities were $3.96 million in 1994, $3.66 million in 1995 and $3.75 million in 1996. (See Note 7 to the consolidated financial statements incorporated herein by reference to the Company's Current Report on Form 8-K dated January 20, 1994.)


    The Company believes that internally generated funds will be sufficient to fund its planned construction expenditures and to service its debt requirements. Unless used to refinance outstanding debt, funds raised through the securities markets, including the proceeds of the Offering, will be used principally for expansion of the Company's business.

                               BUSINESS OVERVIEW

GENERAL


    The Company is a major U.S. diversified telecommunications company and the largest independent telephone company in New York State. The Company was incorporated in 1920 under the laws of New York State to take over and unify the properties of a predecessor company and properties of New York Telephone Company located in the same general territory. The Company's principal lines of business are Telephone Operations and Telecommunication Services. In addition to the Rochester Operating Company, Telephone Operations consists of 36 other local exchange companies, which together with the Rochester Operating Company serve, as of December 31, 1993, approximately 931,650 access lines in 14 states.



    In 1988, the Company accelerated its strategy to diversify telephone operations outside of New York State. Since that time, the Company has acquired 29 local telephone companies. Through effective marketing and operating efficiencies, regional telephone operations have become a significant contributor to profitability. The Company made the strategic decision in 1984 to enter the long distance business, which it was free to enter because the Company is not an RBOC and is not subject to the same restrictions imposed upon an RBOC. In 1985, the Company entered the wireless communications business. The Company now provides long distance voice, video and data communications services in New York State, New England and the Mid-Atlantic and Midwest regions, wireless communications serving a population of approximately 4.3 million in five states, and designs, installs and maintains integrated business communications systems, primarily in New York State.


    The Company seeks to maximize the integration of its local exchange, long distance, wireless and other services within targeted geographic locations. As a local service provider, the Company has a direct link to its customer base and therefore a unique opportunity to market a broad array of telecommunications products to its customers. The Company intends to pursue continued growth through expansion of its existing businesses, development of value-added products and selected acquisitions.


    On November 3, 1993, the Company announced that it had initiated a corporate restructuring to become more competitive, address the needs of specific market segments and operate more cost-effectively. The restructuring will be achieved in part through the coordination and consolidation of redundant systems, a reduction in the number of customer service centers, and the streamlining of management. In order to better serve its customers, the Company also consolidated marketing functions in its Rochester market. In addition, the Company reduced its work force by 7 percent during 1993, and continues to evaluate further reductions in work force levels.



    On December 20, 1993, the Company announced a series of transactions designed to optimize its resources for future growth and profitability. In New York State, the Company and NYNEX have agreed to contribute additional cellular properties to the Supersystem which the Company will manage, including interests in the Binghamton and Elmira markets. In Alabama, the Company increased its ownership interest in the South Alabama Cellular Partnership from 50.6 percent to 69.6 percent. In addition, the Company has reached a definitive agreement to sell the Minot Telephone Company of North Dakota, representing approximately 26,000 access lines. All of the transactions are subject to various regulatory approvals.



    The principal executive offices of the Company are located at 180 South Clinton Avenue, Rochester, New York 14646-0700. The telephone number is (716) 777-1000.


TELEPHONE OPERATIONS

GENERAL


    Through its Telephone Operations, the Rochester Operating Company and 36 wholly-owned local exchange companies serve, as of December 31, 1993, approximately 931,650 access lines in 14 states. The local exchange carriers provide local service, toll access and resale, the sale, installation and maintenance of premises equipment, and directory services. Since the beginning of 1988, the Company has invested over $560 million in upgrading its Telephone Operations business and over $480 million for the acquisition of independent telephone companies. Over this period, the Company substantially digitized its switching networks. As a result, the Company has developed an over 99 percent digital network in Rochester, making it one of the largest digital cities in the United States. In its other operating regions, the Company has on average over 91 percent digital capability. In addition, the Company has been able to achieve substantial cost reductions through elimination of duplicative services and procedures and consolidation of administrative functions, reducing the number of employees per ten thousand access lines by over 20 percent since 1988 to 37 as of December 31, 1993.



    The table below sets forth certain information with respect to access lines as of December 31, 1993:


                                                                              PERCENT OF ACCESS
                  TELEPHONE PROPERTIES AT                                         LINES AT
                     DECEMBER 31, 1993                        ACCESS LINES    DECEMBER 31, 1993   PERCENT DIGITAL
- ------------------------------------------------------------  -------------  -------------------  ---------------
Rochester, NY...............................................       506,522           54.4%                 99%
Other NY Companies..........................................        82,942            8.9%                100%
  TOTAL NEW YORK............................................       589,464           63.3%                100%
Alabama (1).................................................        26,809            2.9%                100%
Georgia.....................................................        20,693            2.2%                100%
Illinois (1)................................................        18,187            2.0%                 96%
Indiana.....................................................         4,506            0.5%                100%
Iowa........................................................        50,582            5.4%                 54%
Michigan (1)................................................        25,635            2.8%                 89%
Minnesota...................................................        96,680           10.4%                 89%
Mississippi.................................................         5,064            0.5%                100%
North Dakota................................................        26,292            2.8%                100%
Pennsylvania................................................        33,197            3.6%                100%
Wisconsin...................................................        34,541            3.7%                100%
    TOTAL OTHER STATES......................................       342,186           36.7%                 91%
    CONSOLIDATED ACCESS LINES...............................       931,650          100.0%                 96%
                                                              -------------     -------                 ------
                                                              -------------     -------                 ------

- ------------------------
(1) These companies also have properties in one or more other states (Florida, Iowa and Ohio).


    The Company operates 71 central office and remote switching centers in Rochester, and a total of 275 central office and remote switching centers in its other telephone territories. Of the 931,650 access lines in service on December 31, 1993, 669,512 were residence lines and 262,138 were business lines. Long distance network service to and from points outside the telephone companies' operating territories is provided by interconnection with the lines of interexchange carriers. As part of the Company's ongoing strategy to provide a greater selection of value-added products, it introduced advanced services such as caller ID, distinctive ringing, directory-assisted call completion and voice mail during 1992 and 1993.



    The Company is pursuing alternatives to provide broadband services to its customers. To date, the Company has installed over 10,000 miles of fiber optic cable in the Rochester area to provide its business customers with enhanced capacity and product capability. With respect to residential customers, the Company is conducting marketing trials and testing new technologies as exemplified by a true video on demand service utilizing a hybrid fiber-optic/coaxial cable network, expected to be marketed to selected customers in its Rochester service area during the second quarter of 1994.


    Pursuant to its integration strategy, the Company has developed a new program known as "Visions Long Distance", whereby its local exchange companies resell RCI's long distance services under the local companies' names. The Company believes that customers prefer the convenience of obtaining their long distance service through their local company and receiving a unified bill. The Company introduced Visions Long Distance at nine local exchange companies in 1993 and intends to roll out the program to additional subsidiaries in 1994. The results of Visions Long Distance operations are included as part of the Telecommunication Services segment.

    The Company can be considered the only provider of basic local exchange service in the various geographic areas in which it has telephone properties, including its largest holding in Rochester. Competition in local exchange and toll services is being facilitated by changing technology and regulation; as such, there are currently entities which have the ability to provide dial tone and basic service in limited areas, including Rochester. To benefit from these technological advances and broaden the scope and quality of its own competitive offerings, the Company has increased its digital, fiber and switching capacity throughout its networks and is pursuing regulatory alternatives such as the Open Market Plan.

OPEN MARKET PLAN

    On February 3, 1993, the Company filed the Open Market Plan with the NYSPSC, which would open the Rochester local exchange market to competition. The Company was the first telephone company in the nation to propose such a plan for full open local competition. The Open Market Plan would enable customers to choose their local telephone company and have a broad selection of products, services and prices. It would also give the Company flexibility to broaden the scope and quality of its own competitive offerings.


    Under the Open Market Plan, the Company's local exchange operations would be divided into two companies -- a wholesale provider of basic network services ("R-Net") and a retail provider of telecommunications service ("R-Com"). R-Net and R-Com would be subsidiaries of the Company, which would become a holding company and would continue to hold the remaining assets of the Company, primarily investments in subsidiaries. The holding company structure would provide financial flexibility for the Company to continue the acquisition and diversification efforts necessary for its long-term growth.


    R-Net would be a fully regulated company and would sell basic network services such as access to the network, transport between offices and switching to R-Com and all other local telecommunications companies. These retail companies would then package the services for resale to local customers. The proposed wholesale rates unbundle network services into functional elements for purchase by the retailers. As proposed, R-Net would offer discounts based on usage per line and term commitment and a short-term cap on residential flat rate service.

    R-Com would be a full service provider of a broad array of integrated telecommunications services, including local, long distance, cellular and, potentially, video and other value-added offerings. R-Com would also be able to package the network elements purchased from R-Net and other network providers into services such as flat rate service, measured rate service, Centrex and ISDN. The Company intends that R-Com would eventually offer its products and services outside of its existing markets.

    The Open Market Plan must be approved by NYSPSC, which approval is not expected until the second half of 1994. If the Open Market Plan is approved, retail providers of local telephone services may be selected by consumers through a ballot process. The Company will aggressively pursue approval of the Open Market Plan but cannot predict whether or when it will be approved by the NYSPSC, and, if so, in what form.

TELECOMMUNICATION SERVICES

GENERAL


    Telecommunication Services is comprised of network systems and services, which includes long distance services and a customer premises equipment business, and Cellular Operations, which provides wireless communications. The Telecommunication Services contribution to the Company's total revenues has increased, accounting for 34 percent of total revenues for the year ended December 31, 1993. The Company seeks to expand through increasing its existing commercial and residential customer base, developing new products, and acquisitions.


LONG DISTANCE

    The Company provides long distance services through RCI. RCI routes long distance traffic over its 100 percent digital state-of-the-art network. The Company owns and operates seven switching sites, located in Rochester, New York City, Washington, D.C., Philadelphia, Cleveland, Burlington, Vermont and Manchester, New Hampshire, and is currently installing a switch in Chicago. RCI's switched services include basic long distance or measured toll service, accessible via "1+ dialing", 800 services, a variety of long distance products targeted at specific consumer and business segments, and value-added services such as travel cards, prepaid cards and information services. In addition, RCI provides flexible billing services such as multi-location billing, customized accounting codes and electronic billing features.


    RCI serves primarily small-to medium-sized businesses and residential customers in New York, New England and the Mid-Atlantic and Midwest regions.The majority of RCI's revenues are derived from small-to medium-sized business customers, whose calling volume consists primarily of calls made during regular business hours.



    Within the past year RCI has implemented marketing and service development efforts intended to expand its share of the residential long distance market. RCI now offers residential customers low, simplified rates, direct dialing for nationwide and international calls, 24-hour customer service, and unified billing from the local exchange carrier. As part of its residential strategy, RCI has significantly increased residential usage through its "Visions Long Distance" program (as described in "Telephone Operations-General") whereby RCI's long distance services are marketed through Company-owned as well as nonaffiliated local exchange service providers. Through the Visions Long Distance program, the Company has achieved penetration in excess of 50 percent in initial markets as a result of customer preference for unified billing and local exchange company customer service. Because residential long distance traffic peaks in the evenings, on weekends and on holidays, when commercial traffic tends to be lowest, expanding residential business increases revenues with virtually no need to increase existing switching and transmission facilities.



    RCI focuses its marketing efforts in five key regions: Rochester, New York State, New England and the Mid-Atlantic and Midwest regions. In these regions, RCI markets its products through its affiliated local exchange carriers, a direct sales force and direct marketing campaigns. RCI has introduced a number of programs designed to attract new long distance customers. The "Budget Call" feature enables any telephone user to dial an access code and complete a call through RCI's long distance network, with the cost of the call to be billed on the customer's local telephone company statement. The rates for such calls are typically 10 percent lower than the rates charged by the major long distance carriers. Budget Call will be available in six to ten states in 1994.


    RCI completed two acquisitions in 1993. In June 1993, the Company completed the purchase of Budget Call Long Distance Inc. ("Budget Call"), a long distance reseller in Pennsylvania, and began to utilize the Budget Call program, described above, throughout its long distance markets. On September 30, 1993, the Company completed the purchase of Mid Atlantic Telecom, Inc., ("Mid Atlantic"), a facilities-based interexchange carrier headquartered in Washington D.C. with operations in New England and the Mid-Atlantic region. Mid Atlantic has more than tripled its revenue in the past five years, to $21 million for the twelve months ended September 30, 1992. Both purchases served to implement RCI's strategy to expand its markets and to broaden product offerings in existing territories.



    The long distance industry is dominated on a volume basis by the nation's three largest long distance providers, AT&T, MCI and Sprint, which generate an aggregate of approximately 86 percent of the nation's long distance revenue of approximately $59 billion. In each of its markets RCI competes with AT&T, MCI and Sprint, as well as other national and regional long distance companies, for intercity communications transmission services such as 1+, dedicated access, 800 service and private line service. The primary bases for competition in the long distance business are pricing, product offering and service, including billing and customer information.


WIRELESS COMMUNICATIONS


    Since 1985, the Company has been providing cellular and paging service in the Rochester Metropolitan Statistical Area ("MSA"), which has a population of approximately one million, in a partnership with ALLTEL Corporation in which Cellular Operations has an 85 percent interest. Cellular Operations currently operates and maintains 25 cell sites in the Rochester MSA. In addition, in April 1993 Cellular Operations acquired a 70 percent interest in a cellular system serving the Utica-Rome MSA, and also has investments in wireless properties elsewhere in New York and in Alabama, Georgia, Illinois and Iowa. Cellular Operations is also a member of the MobiLink marketing alliance, a nationwide consortium of wireless operators. The objective of Cellular Operations is to invest in cellular properties adjacent to existing Company-owned properties or when a controlling interest can be obtained.



    Cellular Operations has been profitable since its first full year of service in the Rochester market, its largest market, despite intense price competition during the buildout of its network. As prices per minute have approximately doubled from their lowest level in 1989, Cellular Operations was able to increase margins by maintaining its efficient cost structure.



    On March 12, 1993, the Company and NYNEX signed a definitive agreement to launch the Supersystem in upstate New York, which is scheduled to begin operations in early 1994. The Company will serve as the initial operating partner of the 50/50 joint venture.The Company will contribute its cellular properties in Rochester and Utica-Rome and its Rochester area paging operations, and NYNEX will contribute its cellular properties in Buffalo, Syracuse, Utica-Rome and New York State Rural Statistical Area ("RSA") No. 1. The parties propose to amend the definitive agreement to include the Binghamton and Elmira MSAs. By combining marketing and service efforts and integrating networks, Cellular Operations and NYNEX will be able to provide seamless cellular service to a population of more than 4.5 million in upstate New York. The Supersystem has been approved by the NYSPSC and is subject to approval of the Federal Communications Commission (the "FCC"), and the receipt of waivers by NYNEX from the U.S. District Court for the District of Columbia.


    Cellular systems compete principally on the basis of network quality, customer service, price and coverage area. The Company's chief competition in each market is from the other cellular licensee in such market. The Company believes that its technological expertise, emphasis on customer service and development of new products and services make it a strong competitor.

    Several recent FCC initiatives indicate that the Company is likely to face greater wireless competition in the future. The FCC has licensed specialized mobile radio ("SMR") system operators to construct digital mobile communications systems on existing SMR frequencies in many metropolitan areas throughout the United States. Also, in September 1993, the FCC announced its decision to allocate radio frequency spectrum for personal communications services ("PCS"). Pursuant to the FCC's decision, seven new licenses will be granted: two 30 MHz blocks, one 20 MHz block and four 10 MHz blocks. (By comparison, the two cellular carriers in each market currently have 25 MHz of spectrum each.) The Company has committed resources to evaluating the expansion of wireless communications to include PCS offerings.

    The Company owned the following cellular properties as of December 31, 1993:


                                                     1993          CURRENT                       PENDING        PENDING
                                                   ESTIMATED      OWNERSHIP      ADJUSTED       OWNERSHIP      ADJUSTED
MARKET                                            POPULATION      INTEREST      POPULATION      INTEREST      POPULATION
- ------------------------------------------------  -----------  ---------------  -----------  ---------------  -----------
NEW YORK
  Rochester*....................................   1,012,000          85.0%        860,200          42.5%        430,100
  Orange-Poughkeepsie...........................     600,000          15.0%         90,000          15.0%         90,000
  Binghamton**..................................     305,000          24.0%         73,200          32.5%         99,125
  Utica-Rome*...................................     313,000          70.0%        219,100          50.0%        156,500
  RSA #2**......................................     231,000          12.5%         28,875          12.5%         28,875
  RSA #3*.......................................     477,000          22.5%        107,325          22.5%        107,325
  Buffalo**.....................................   1,180,000           0.0%              0          50.0%        590,000
  Syracuse**....................................     665,000           0.0%              0          27.5%        182,875
  Elmira**......................................      96,000           0.0%              0          50.0%         48,000
  RSA #1**......................................     264,000           0.0%              0          20.0%         52,800
ALABAMA.........................................
  RSA #4                                             134,000          69.6%         93,264          69.6%         93,264
  RSA #6........................................     118,000          69.6%         82,128          69.6%         82,128
GEORGIA
  RSA #3........................................     202,000          25.0%         50,500          25.0%         50,500
ILLINOIS
  RSA #2........................................     250,000           6.7%         16,750           6.7%         16,750
  RSA #3........................................     199,000           6.4%         12,736           6.4%         12,736
IOWA
  Des Moines....................................     411,000           4.0%         16,440           4.0%         16,440
TOTAL...........................................   6,457,000                     1,650,518                     2,057,418
RTC Total.......................................   4,252,000                     1,650,518                     2,057,418
Total Managed Including Supersystem.............   4,312,000                     1,288,700                     1,695,600

- ------------------------------
*   Company managed systems.
** Additional Company managed systems pending completion of the Supersystem in 1994.

OTHER

    Rotelcom Network Systems ("Rotelcom"), which was established in 1978, markets and services a wide range of telecommunications and data equipment for mid-to large-size business customers, and competes directly with other interconnect vendors that offer for sale telephone systems to businesses and other enterprises. Rotelcom's product line includes: private branch exchanges ("PBXs") from Siemens/ROLM and Northern Telecom; data communications equipment from leading manufacturers including Dowty and Newbridge; and videoconferencing equipment from PictureTel. The majority of Rotelcom's customers are in New York State. Rotelcom is also a partner in Anixter-Rotelcom, a joint venture telecommunications supply venture with Anixter Bros., Inc.

REGULATION

    The Company's telephone operating companies are subject to the jurisdiction of the various state regulatory authorities in each of the respective states in which they operate, with respect to intrastate rates, facilities, services, reports and issuance of securities and other matters.


    The Rochester Operating Company's local exchange operations in Rochester over the last few years have generally functioned under incentive regulation; that is, rate payers share in earnings above a certain percentage, in the form of rebates. While such plans generally lock in rates at specified levels (subject to annual adjustment), there is some relief if the NYSPSC changes its rules or if other mandatory changes affect earnings. Under a September 1993 proposal currently being considered by the NYSPSC the Rochester Operating Company would defer 50 percent of its earnings beginning January 1, 1994 to the extent such earnings are above the allowed rate of return on equity of 10.9 percent, subject to a number of adjustments. The disposition of any earnings in excess of the threshold will be determined in the Open Market Plan proceeding. If the Company earns less than the allowed rate of return in 1994, it would be permitted to recover certain cost increases up to the level of the allowed return.

    The other New York local exchange companies and the Company's telephone companies outside of New York State predominantly operate under rate-of-return regulation, although some jurisdictions have moved or may move to incentive regulation.


    The Company and the NYSPSC entered into a financing agreement, or Stipulation, in 1986 to allow the Company flexibility to pursue acquisitions and to fulfill financing requirements of existing subsidiaries. The Stipulation was amended in 1988 to accommodate additional acquisitions and again in 1991 in conjunction with the acquisition of the Centel telephone properties. Portions of the 1991 amendment to the agreement expired on June 17, 1993. On April 27, 1993, the Company petitioned the NYSPSC to extend the June 17 expiration date to December 31, 1993. On August 4, 1993 the NYSPSC granted the extension. Starting in 1994, the Company will look to the Open Market Plan and, in its absence, case-by-case applications to the NYSPSC to provide the needed financing and acquisition flexibility.



    The NYSPSC issued an order on July 6, 1993 which imposed a royalty on the Company in the amount of 2 percent of the total capitalization of the Company's unregulated operations, on the theory that the Company's ratepayers should benefit from competitive advantages accrued by the non-regulated operations' use of the name and reputation of the Company and in order to make up for possible inaccuracies in the reimbursement of regulated operations by unregulated affiliates. Based upon an initial interpretation of the order, the Company estimates that its effect is in the range of $2.0 million per year. The Company disputes the justification for the royalty proposal which would be treated as an offset to the Rochester Operating Company's regulated revenue requirement from regulated intrastate telephone operations. The Company intends to vigorously defend against the royalty imposition and has filed an appeal with the New York State Supreme Court. The Company cannot predict the outcome of the appeal.


    Effective May 25, 1984, the FCC approved an access charge plan which changed the way local telephone operating companies are compensated for their interstate toll investment and related expenses. Access charges are collected from access line customers through monthly end-user subscriber line charges and from all long distance carriers through usage based rates. Effective July 1, 1991, the Company elected to become subject to price cap regulation by the FCC with respect to its interstate access revenue. This allowed the Company increased pricing flexibility among interstate services while tying overall price level changes to inflation and productivity constraints.

    For   additional  information  on  regulation   matters,  see  "Business  --
Regulation" in the Company's Annual Report on Form 10-K, as amended, for the year ended December 31, 1992, incorporated by reference herein.

                              SELLING STOCKHOLDER

    Of the shares of Common Stock being offered hereby, 2,885,000 shares are being sold by C FON Corporation (the "Selling Stockholder"), a direct wholly owned subsidiary of Centel Corporation, which is, in turn, a direct wholly owned subsidiary of Sprint Corporation. Prior to the Offering, the Selling Stockholder is the owner of record of 2,885,000 shares, or 8.5 percent, of the Company's Common Stock, all of which is being sold in the Offering. The Selling Stockholder received the Shares being sold by it from Centel Corporation, which received such Shares in 1991 in exchange for certain telephone properties in Minnesota and Iowa.

                          DESCRIPTION OF CAPITAL STOCK

    The authorized capital stock of the Company consists of 100,000,000 shares of Common Stock, $1.00 par value, and 850,000 shares of cumulative preferred stock, $100 par value (the "Cumulative Preferred Stock") issuable in series. Common Stock of the same class as the Common Stock being offered hereby is registered pursuant to Section 12(b) of the Exchange Act.

    The  following summary  description of capital  stock is not  intended to be complete and is qualified by reference to the provisions of the Company's Restated Certificate of Incorporation, as amended, (the "Certificate of Incorporation") and By-laws and by New York law.


    As of December 31, 1993 there were 33,968,119 shares of Common Stock and 200,000 shares of Cumulative Preferred Stock, constituting three series (the 5.00% Series, 5.65% Series and 4.60% Series), outstanding. Dividends may be declared and paid on the Common Stock out of legally available surplus. However, no dividends may be paid on the Common Stock until accrued and unpaid dividends on the Company's outstanding series of Cumulative Preferred Stock have been paid or declared and funds set aside for their payment. On any liquidation of the Company, the holders of the Cumulative Preferred Stock are entitled to $100 per share plus accumulated dividends. After satisfaction of outstanding liabilities and of the preferential liquidation rights of the Cumulative Preferred Stock, the holders of the Common Stock are entitled to share ratably in the distribution of all remaining assets.


    The holders of the Company's Common Stock have exclusive voting rights of one vote for each share held, subject to the voting rights of the outstanding Cumulative Preferred Stock described below. The holders of the Company's Common Stock are not entitled to cumulative voting in the election of directors. When four or more quarterly dividends on the Cumulative Preferred Stock are in arrears, and until such arrearage at full dividend rates have been paid or declared and set apart for payment, the holders of the Cumulative Preferred Stock as a class have the right to elect a majority of the Board of Directors. In such event, the holders of the Company's Common Stock have the right to elect only the remaining directors. In addition, the affirmative vote of various proportions of the Cumulative Preferred Stock is required to (1) increase the authorized amount of the Cumulative Preferred Stock; (2) create shares having preferential rights equal or superior to the Cumulative Preferred Stock; (3) issue any shares of Cumulative Preferred Stock or any shares having preferential rights equal or superior to the Cumulative Preferred Stock without compliance with certain requirements as to earnings; and (4) create, alter or abolish any voting rights or preferential rights or redemption provisions affecting the Cumulative Preferred Stock adversely.

    Holders of Common Stock have no pre-emptive rights, subscription rights, conversion rights or redemption rights. All shares of Common Stock presently outstanding are fully paid and non-assessable.

    The Company's Common Stock is listed on the NYSE under the Symbol "RTC". The transfer agent and registrar for the Common Stock is First Chicago Trust Company of New York.

                                  UNDERWRITING


    Subject to the terms and conditions set forth in the Underwriting Agreement, the Company and the Selling Stockholder agreed to sell to each of the Underwriters named below (the "Underwriters"), and each of the Underwriters for whom Salomon Brothers Inc ("Salomon"), Lehman Brothers Inc. and Smith Barney Shearson Inc. are acting as representatives (the "Representatives"), have severally agreed to purchase from the Company and the Selling Stockholder, the respective number of shares of Common Stock set forth opposite its name below:


                                                                                    NUMBER OF
UNDERWRITERS                                                                         SHARES
- ---------------------------------------------------------------------------------  -----------
Salomon Brothers Inc.............................................................
Lehman Brothers Inc..............................................................
Smith Barney Shearson Inc. ......................................................
                                                                                   -----------
    Total........................................................................    5,000,000
                                                                                   -----------
                                                                                   -----------

    In the Underwriting Agreement, the several Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all of the above-listed shares of Common Stock offered hereby if any such shares are purchased. In the event of a default by any Underwriter, the Underwriting Agreement provides that, in certain circumstances, purchase commitments of the non-defaulting Underwriters may be increased or the Underwriting Agreement may be terminated. The Company and the Selling Stockholder have been advised by the Representatives that the several Underwriters propose initially to offer such shares to the public at the public offering price set forth on the cover page of this Prospectus, and to certain dealers at such price less a concession not in excess of $ per share. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $ per share. After the initial offering, the public offering price and such concessions may be changed.


    The Company and the Selling Stockholder have agreed not to offer, sell or contract to sell, or otherwise dispose of, directly or indirectly, or announce the offering of, any other shares of Common Stock, or securities convertible into or exchangeable for shares of Common Stock, except the shares of Common Stock offered in the Offering for a period of 120 days following the commencement of the Offering without the prior written consent of Salomon; PROVIDED, HOWEVER, that the Company may issue and sell Common Stock pursuant to any director or employee stock option plan, stock ownership plan, or dividend reinvestment plan of the Company in effect at the time of commencement of the Offering, the Company may issue Common Stock issuable upon the conversion of securities or the exercise of warrants outstanding at the time of commencement of the Offering, and the Company may issue Common Stock as final payment for an acquisition.


    The Company has granted to the Underwriters an option, exercisable during the 30-day period after the date of this Prospectus, to purchase up to 750,000 shares of Common Stock from the Company at the same price per share as the initial 5,000,000 shares of Common Stock to be purchased by the several Underwriters. The Underwriters may exercise such option only to cover over-allotments in the sale of the shares they have agreed to purchase. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment, subject to certain conditions, to purchase the same proportion of the option shares as the number of shares of Common Stock to be purchased and offered by such Underwriter in the above table bears to the total number of shares of Common Stock initially offered by the Underwriters.

    The Underwriting Agreement provides that the Company and the Selling Stockholder will indemnify the Underwriters against certain liabilities and expenses, including liabilities under the Securities Act, or contribute to payments that the Underwriters may be required to make in respect thereof.

                                 LEGAL MATTERS

    The validity of the shares of Common Stock will be passed upon for the Company by Simpson Thacher & Bartlett (a partnership which includes professional corporations), New York, New York. Certain legal matters relating to the shares of Common Stock offered hereby will be passed upon for the Underwriters by Cleary, Gottlieb, Steen & Hamilton, New York, New York.

                                    EXPERTS


    The consolidated financial statements of the Company as of December 31, 1993, 1992 and 1991 and for each of the three years in the period ended December 31, 1993 incorporated by reference to the Company's Current Report on Form 8-K dated January 20, 1994 in this Prospectus have been so incorporated in reliance upon the report of Price Waterhouse, independent accountants, given on the authority of said firm as experts in auditing and accounting.

NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING STOCKHOLDER OR THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THOSE TO WHICH IT RELATES NOR DOES IT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, TO ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                            ------------------------

                               TABLE OF CONTENTS

                                                    PAGE
                                                    -----
Available Information..........................           3
Incorporation of Certain Information by
 Reference.....................................           3
Prospectus Summary.............................           4
Use of Proceeds................................           7
Price Range of Common Stock and Dividend
 Policy........................................           8
Capitalization.................................           9
Financial Overview.............................          10
Business Overview..............................          14
Selling Stockholder............................          20
Description of Capital Stock...................          20
Underwriting...................................          22
Legal Matters..................................          23
Experts........................................          23

5,000,000 SHARES

ROCHESTER TELEPHONE
CORPORATION


COMMON STOCK
($1.00 PAR VALUE)



[LOGO]


SALOMON BROTHERS INC
LEHMAN BROTHERS
SMITH BARNEY SHEARSON INC.


PROSPECTUS
DATED _______ __, 1994

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    Set forth below is an estimate (except for the Registration fee) of the fees and expenses payable by the Company in connection with the Offering:

Registration fee...................................................  $  46,557
Blue sky fees and expenses.........................................     12,000
Printing and engraving expenses....................................     50,000
Legal fees and expenses............................................    130,000
NYSE listing fees..................................................     35,800
Accounting fees and expenses.......................................     20,000
Transfer Agent and Registrar's fees and expenses...................      1,500
Miscellaneous......................................................     75,143
                                                                     ---------
  Total............................................................    371,000
                                                                     ---------
                                                                     ---------

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    The Business Corporation Law of the State of New York ("BCL") provides that if a derivative action is brought against a director or officer, the Company may indemnify him or her against amounts paid in settlement and reasonable expenses, including attorneys' fees incurred by him or her in connection with the defense or settlement of such action, if such director or officer acted in good faith for a purpose which he or she reasonably believed to be in the best interests of the Company, except that no indemnification shall be made without court approval in respect of a threatened action, or a pending action settled or otherwise disposed of, or in respect of any matter as to which such director or officer has been found liable to the Company. In a nonderivative action or threatened action, the BCL provides that the Company may indemnify a director or officer against judgments, fines, amounts paid in settlement and reasonable expenses, including attorneys' fees incurred by him or her in defending such action if such director or officer acted in good faith for a purpose which he or she reasonably believed to be in the best interests of the Company.

    Under the BCL, a director or officer who is successful, either in a derivative or nonderivative action, is entitled to indemnification as outlined above. Under any other circumstances, such director or officer may be indemnified only if certain conditions specified in the BCL are met. The indemnification provisions of the BCL are not exclusive of any other rights to which a director or officer seeking indemnification may be entitled pursuant to the provisions of the certificate of incorporation or the bylaws of a corporation or, when authorized by such certificate of incorporation or bylaws, pursuant to a shareholders' resolution, a directors' resolution or an agreement providing for such indemnification.

    The above is a general summary of certain provisions of the BCL and is subject, in all cases, to the specific and detailed provisions of Sections 721-725 of the BCL.

    Article II, Section 12, of the Company's Bylaws contains provisions authorizing indemnification by the Company of directors and officers against certain liabilities and expenses which they may incur as directors and officers of the Company or of certain other entities.

    Section 726 of the BCL also contains provisions authorizing the Company to obtain insurance on behalf of any such director and officer against liabilities, whether or not the Company would have the power to indemnify against such liabilities. The Company maintains Executive Liability and Defense coverage under which the directors and officers of the Company are insured, subject to the limits of the policy, against certain losses, as defined in the policy, arising from claims made against such directors and officers by reason of any wrongful acts as defined in the policy, in their respective capacities as directors or officers.

ITEM 16.  EXHIBITS

      1.1         --  Form of Underwriting Agreement (to be filed by amendment).
      1.2         --  Form of Sprint Corporation Letter (to be filed by amendment).
      1.3         --  Form of Centel Corporation Letter (to be filed by amendment).
      3.1         --  Restated Certificate of Incorporation with all Amendments (incorporated by reference to Exhibit 3 to the Company's Quarterly Report on Form 10-Q for the
                       quarter ended September 30, 1980).
      3.2         --  Certificate of Amendment to Certificate of Incorporation (incorporated by reference to Exhibit 3-2 to the Company's Annual Report on Form 10-K for the
                       year ended December 31, 1984).
      3.3         --  Certificate of Change to Certificate of Incorporation (incorporated by reference to Exhibit 3-4 to the Company's Annual Report on Form 10-K for the year ended
                       December 31, 1988).
      3.4         --  Certificate of Amendment to Restated Certificate of Incorporation (incorporated by reference to Exhibit 3-5 to the Company's Annual Report on Form 10-K for the
                       year ended December 31, 1990).
      3.5         --  By-laws (incorporated by reference to Exhibit 3-3 to the Company's Annual Report on Form 10-K for the year ended December 31, 1992).
      5.1         --  Opinion of Simpson Thacher & Bartlett regarding the legality of the shares of
                       Common Stock being registered (filed herewith).
     23.1         --  Consent of Price Waterhouse (filed herewith).
     23.2         --  Consent of Simpson Thacher & Bartlett (filed previously).
     24.1         --  Power of Attorney (filed previously).

ITEM 17.  UNDERTAKINGS.

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liability (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted against the registrant by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    The registrant hereby undertakes:

        1. For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497
    (h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        2. For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act, the Registrant certifies it has reasonable grounds to believe that it meets all requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Rochester, State of New York, on January 19, 1994.


                                          ROCHESTER TELEPHONE CORPORATION

                                          By         /s/ LOUIS L. MASSARO

                                            ------------------------------------

    Pursuant  to  the  requirements  of   the  Securities  Act  of  1933,   this
Registration Statement has been signed below by the following persons in the capacities on the dates indicated.

                      SIGNATURE                                        TITLE                         DATE
- ------------------------------------------------------  ------------------------------------  -------------------
                                     *
     -------------------------------------------        Chairman, President and Chief          January 19, 1994
                  Ronald L. Bittner                      Executive Officer
                                                        Corporate Vice President-
                      /s/ LOUIS L. MASSARO               Finance and Treasurer
     -------------------------------------------         (Principal Financial and              January 19, 1994
                   Louis L. Massaro                      Accounting Officer)
                                     *
     -------------------------------------------        Director                               January 19, 1994
                  Patricia C. Barron
                                     *
     -------------------------------------------        Director                               January 19, 1994
                    John R. Block
                                     *
     -------------------------------------------        Director                               January 19, 1994
                  Harlan D. Calkins
     -------------------------------------------        Director
                  Brenda E. Edgerton
                                     *
     -------------------------------------------        Director                               January 19, 1994
                   Jairo A. Estrada

                                     *
     -------------------------------------------        Director                               January 19, 1994
                    Daniel E. Gill
                                     *
     -------------------------------------------        Director                               January 19, 1994
                 Alan C. Hasselwander
     -------------------------------------------        Director
               Wolcott J. Humphrey, Jr.
                                     *
     -------------------------------------------        Director                               January 19, 1994
               Douglas H. McCorkindale
     -------------------------------------------        Director
                Richard P. Miller, Jr.
     -------------------------------------------        Director
                  G. Dennis O'Brien
     -------------------------------------------        Director
                 Leo J. Thomas, Ph.D.
     -------------------------------------------        Director                               January 19, 1994
                  Michael T. Tomaino
                  * By: /s/ LOUIS L. MASSARO
     -------------------------------------------
                     Attorney-in-fact